UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

MATERIAL EVENT: Shareholders’ Meeting Resolutions

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

The General Shareholder’s meeting held on December 20, 2013 at 10:00 am (Peruvian time), had the following agenda:

-	Approval of the Corporate Restructuring Project, under which the Company: (i) will segregate an equity block to be contributed to Calizas del Norte S.A.C., and (ii) will delegate authorities to formalize the agreements.
The Shareholders were informed that the Board of Directors, in its meeting held on December 17, 2013, agreed to leave the Corporate Restructuring Project with the subsidiary Calizas del Norte S.A.C. without effect, and instead of such Corporate Restructuring agreed (i) that the Company will contribute to such subsidiary the assets related to the mining activities of the Tembladera quarry ( “Acumulacion Tembladera” mining concession), at market value; without including in the contributed assets the Acumulacion Tembladera mining concession itself; and, (ii) to transfer the personnel related to the mining activities of the referred quarry. The list of the assets to be contributed will be determined by the Management of the Company and of Calizas del Norte S.A.C. Tthe shareholders were informed that said contribution did not require voting, therefore Point 1 of the agenda was to be considered withdrawn by the Board of Directors.
-	Modification of Article 51 of the Company’s by-laws: The General Shareholders Meeting approved by majority vote to modify Article 51 of the Company’s by-laws, which will state the following:
-	“ARTICLE FIFTY ONE.- The Company will bear all reasonable expenses incurred by the Board Members and the Chief Executive Officer (CEO) of the Company and any damages incurred by any such persons in connection with any action, suit or proceeding to which they are party, by reason of their being or having served as Board Members or CEO, except any such action, suit or proceeding determined in a final and unappealable judgment or arbitral ruling, that were caused by acts contrary to law or the provisions of these by-laws, or by any willful misconduct, abuse of authority or gross negligence; in which case, the involved Board Member or CEO, as applicable, shall repay to the Company all costs borne by the Company in connection therewith.”
-	Designate proxies: The General Shareholders Meeting approved by majority voting the designation of proxies.

Sincerely yours,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Stock Market Representative

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ CARLOS JOSE MOLINELLI MATEO

Name:	Carlos Jose Molinelli Mateo

Title:	Stock Market Representative

Date:	December 26, 2013